Exhibit 99.7
Evening Earnings Call

INFOSYS  LIMITED
EVENING EARNINGS CALL
July 12, 2011

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Member of the Board

V. Balakrishnan
Chief Financial Officer and Member of the Board

Ashok Vemuri
Member of the Board, Head of Americas and Head, Financial Services & Insurance

Pravin Rao
Head, Retail, Consumer Packaged Goods, Logistics and Life Sciences,

Prasad Thrikutam
Infosys Limited-Head, Energy, Utilities, Communications & Services,

INVESTORS

Joseph Foresi
Janney Montgomery Scott

Jason Kupferberg
Jefferies

Nabil Elsheshai
Pacific Crest Securities

George Price
BB&T

Moshe Katri
Cowen & Company

Rod Bourgeois
Bernstein

David Koning
Baird

Edward Caso
Wells Fargo

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder for the duration of this conference, all participants’ lines will be in the listen-only mode and there will be an opportunity for you to ask questions at the end of the opening remarks. Please note that this conference is being recorded. Should you need assistance during this conference call, you may signal an operator by pressing * and then 0 on your touchtone telephone. I would now like to hand the conference over to Mr. Sandeep Mahindroo of Infosys. Thank you and over to you Mr. Mahindroo.

Sandeep Mahindroo

Thanks Rochelle. Good morning, everyone and welcome to this call to discuss Infosys Earnings Release for the quarter ended June 30th, 2011. I am Sandeep from the Investor Relations team in New York.

Joining us today on this conference call is CEO and MD – Mr. Kris Gopalakrishnan, COO – Mr. S. D. Shibulal and CFO – Mr. V. Balakrishnan, along with other members of the senior management team. We will start the call with a brief statement on the performance of the company for the recently concluded quarter, followed by the outlook for the quarter ending September 30th and year ending March 31st, 2012. Subsequently we will open up the call for questions.

Before I pass it on to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I will now pass it on to Mr. Gopalakrishnan.

Kris Gopalakrishnan

Thank you Sandeep. Good morning, good afternoon, good evening to everyone of you. The top headline is that we have exceeded the upper end of our guidance. Our guidance for the quarter was $ 1.643 bn to $ 1.659 bn and our revenue for the quarter was $ 1.671 bn. The revenue grew sequentially by 4.3%. The volumes increased sequentially by 4%, onsite volumes increased by 6.8%. This typically happens when there is an acceleration of growth because most projects start onsite.

There is all around good performance by the company. Revenue per employee increased by 1.2% on blended terms; we added about 9,900 employees this quarter, we said we will add 6,500. Because of that, our utilization is slightly lower, utilization excluding trainees is 73.3%, last quarter it was 73.4% but given that we want to be prepared to take advantage of growth opportunities that we see, we had decided to recruit ahead of demand and so this was in some sense planned. In fact we plan to recruit another 12,000 people in the second quarter.

We had 3 large deals closed this quarter, 3 transformational deals this quarter, we added 26 clients, the top 5 clients grew at the rate of 8.2% sequentially. We had 5 platform deals closed this quarter. As part of Infosys 3.0, Products, Platforms and Solutions is a key thrust area for the company. It takes advantage of some of the trends that we see in the market in terms of cloud, mobility, etc. It takes advantage of emerging engagement models like pay-per-use’ because most of these are sold at services to our clients, takes advantage of the IP that we develop, sometimes co-create with our clients. An inventory of the IP shows that we have an increasing portfolio today. Lastly, this is also a part of our strategy to look at the non-linear growth engine where the growth happens disproportionate to the number of employees being added because the traditional model is that growth is proportional to the employees added. So this addresses that also. It is very strategic for us and I am very happy to report that we have 5 platform wins in this quarter. Shibu will talk about what some of these platforms are. The revenue profile as we move to these kind of solutions is different from our traditional revenue streams because you invest upfront and then you derive revenue on a continuous basis across several quarters. So the revenue profile is very different.

Our EPS for the quarter was $ 0.67 versus a guidance of $ 0.63. We have exceeded our guidance. We have kept our annual guidance the same 18-20% growth. There is a slight improvement at the margin side. We had projected a decline of 300 basis points in operating margins for FY 12 but now we are projecting 250 basis points, a slight improvement on the margins side.

Given that the environment is uncertain, given that this may impact the timing of decisions being made by our clients, we felt that it is better to be cautious in this environment and that is why we have not revised our guidance for the entire year at this point even though we have exceeded our guidance in Q1. So all around good performance in the different parameters we use to measure the company.

I will now pass it on to my colleague, S. D. Shibulal, to give you more details about the performance in this quarter. Thank you.

S. D. Shibulal

Thank you Kris. Let me start with Infosys 3.0. Our strategic direction has been rolled out to the market and we are seeing good traction with our clients. We have identified specific focus areas which we believe are important to our clients. It is all about being relevant to the clients, it is all about strengthening our strategic partnership with our clients, it is all about operating with them globally, it is also all about being relevant to all their parts of the business-operations part of their business, transformational piece as well as where they do innovation for their clients.

We have realigned our organization completely towards this strategic direction. We have created four go-to-market industry verticals. These are global verticals. They will operate globally with our clients. These are FSI; Manufacturing; Retail CPG and Life Sciences; Energy & utilities, Communications and services. They are headed by people who have been with us for the last many years who understand the client as well as Infosys very well.

We have also created 3 offerings at a very broad level. Starting with the first one, Business Operation which is application development and maintenance, infrastructure management, independent validation and business process management, this is mostly the light on work which we do with our clients. Here our focus will be to build efficiencies to increase productivity, to increase business value which we deliver to our clients during these engagements. The second large piece will be the consulting and system integration piece. We have created these offerings by combining our enterprise solutions, consulting and system integration. That piece gives us 31% of our revenues today and we are seeing good traction with our clients. The third piece is what Kris talked about. It is a new area of focus for us, product platforms and solutions. It also includes the new models of engagement which we do with our clients. On the platform space, we have the HRO platform, the P2P platform, iEngage, Digital Marketing. So out of the 5 deals which we got this quarter actually most of them are iEngage deals. There are 5 different scenarios of iEngage which are already in the market and we are seeing good traction. We have multiple models when we want to create this platform. In some cases we create our own platform, like Flypp or Digital Marketing. In some cases we build it on other peoples intellectual property like for example, iEngage uses Jive as the basic platform on which we have built it. In other cases like HRO and P2P we are hosting a third party intellectual property. HRO uses Oracle and P2P uses SAP. So there are different models which we are adapting to deliver this to our clients. These are delivered on pay per use, these are delivered on the cloud and it truly converts client fixed costs to variable costs.

Now let me give you some color on various other parameters this quarter. US has marginally grown ahead of Europe and Rest of the world. US revenue this quarter is 64.2%. Our segmentation has changed. Our revenue from business operations is 60%. This includes business process management. Consulting and system integration gives us 31.8%, Product Platform and Solutions gives us 8.3%. All the services have grown this quarter, business operations by 4%, consulting and system integration by 4.5% and product platform and solutions by 5.3%. Our segmentation in the verticals reflects our go-to-market sector. FSI which is banking, financial services and insurance was 35.4%. The growth was led by retail which grew by 10.1% quarter-on-quarter.

As Kris said, our onsite percentage has marginally gone up. While the volume growth is 4% across, it was 6.8% onsite which generally indicates higher levels of project start. We added 26 new clients this quarter, couple of them in the Fortune 500, global and US. Number of million dollar clients has gone up to 374, number of $50 mn clients went up from 28 to 32. Growth has been led by the top 5 clients this quarter. The top 5 grew by 8.2% and the non-top 5 grew by 3.6%. We have 142 US Global 500 and 154 Global 500 clients working with us.

With that let me now hand off to Bala for the financial highlights. Thank you.

V. Balakrishnan

Good evening friends. This quarter has come out much better than what we expected in the beginning of the year. The revenues grew by 4.3% and the revenue productivity went up by 1.2%. On a constant currency basis, the revenue productivity is almost flat.

As you remember in the beginning of the year, we said the operating margins this quarter could decline by around 4% and for the full year could decline by around 3%. The margin impact is mainly because of one, wage impact in the 1st Quarter. We increased wages in India by around 10-12%, onsite by around 2-3%. It typically impacts the margins in the 1st Quarter. The 1st Quarter came much better than what we expected, the margins declined only by 3%. The operating margins declined from 29% last quarter to around 26.1% this quarter mainly factoring the wage increases what we have given this quarter.

The non-operating income is slightly higher this quarter because the yield has gone up. The yield has gone up to around 9.5% and also we had an exchange gain of around $10 mn in the non-operating income this quarter which may not be there next quarter. The effective tax rate is close to 28%, we always said it could be somewhere between 27-28% but it will be closer to 28%. The Q1 EPS came much better than what we expected.

For the next quarter we are giving a guidance of around 5% growth on the upper end. We are also assuming the operating margins to remain at the same level as Q1 but the non-operating gains could be lesser because we will not get the exchange gain of $ 10 mn what we saw in the 1st Quarter. To that extent the net margin could be slightly lesser than the 1st Quarter. For the full year we are retaining the revenue guidance at 18-20% growth because we believe the environment is still volatile, clients are still cautious about the spending, so it is too early for us to re-look at the yearly guidance. We are also assuming that operating margins for full year could decline by around 2.5% instead of 3% we had predicted in the beginning of this year. 2.5% is basically due to three reasons. One is the currency, the average Rupee-Dollar rate last year was 45.54, this year it could be 44.72 because for the rest of the year we are assuming at 44.50 which means appreciation of around 1.8% which could impact the margin by around 80 basis points. Utilization could come down from 72% to 70%, as we add more people. We are adding 45,000 more people this year and 12,000 in the 2nd Quarter. That could impact the margins by around 90 basis points and balance 0.8% is mainly due to salary impact which is not fully absorbed, at the growth level of 18 to 20%.

The foreign exchange has been very volatile this quarter. Almost all the currencies appreciated against the US Dollar, the Rupee also appreciated against the US Dollar. We believe that the currency environment will be very volatile. We want to take a short-term view, we are not changing that. We have a total cover of $745 mn at the end of Q1. It was $620 mn at the end of last fiscal. We had increased slightly our hedging positions but we still believe that Rupee could depreciate in the short-term. We are also assuming that the effective tax rate could be closer to 28% for the full year. The cash position has been extremely good. We have a cash and cash equivalence of $3.8 bn at the end of this quarter. Our DSO days are 63 days similar to what you have seen in the last quarter.

Overall I think this quarter has come much better than what we had expected in the beginning. The margins for the full year also, we believe that it could be slightly better than what we predicted in the beginning of the year. The revenue productivity is stable because in constant currency terms. We are not seeing any increase in the 1st Quarter. We are assuming it will remain flat for the rest of the year. So overall things have turned out better than what we expected but we are cautious because the economic situation in all the markets we are operating has still not recovered and our clients are very cautious.

With this I will open up the floor for Q&A.

Moderator

Thank you very much, sir. Ladies and gentlemen we will now begin the question and answers session. Our first question is from the line of Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

I was wondering if you could take a little time and maybe frame first what you are seeing on the demand side that causes the cautions. Has there been by any cancellations, any push out the projects or you are just maybe extrapolating what you are seeing on the headlines in the general economy?

Kris Gopalakrishnan

We are not seeing any cancellations. As you can see our Q1 results show that we have done better than guidance. But given that there is uncertainty about the overall environment, sometime you can see very short-term delays in decision-making. So we want to be cautious because of that, rather than anything specific that we see in our client behavior.

Joseph Foresi

But it seems like you are taking the longer-term approach in the business in general by increasing hiring, maybe you can help us reconcile sort of a cautiousness over the short-term versus your increasing of headcount?

Kris Gopalakrishnan

We are definitely taking a very long-term view of the business. We are recruiting ahead of demand. We believe that we need to have a strategic bench so that if the demand picks up, we are in a better position to take advantage of that. We are recruiting ahead of demand so that we can train and prepare this workforce to provide value to our clients. Remember that our training is one of the best. At the entry-level we train our people for 23 weeks at our Global Education Center, so we prepare our people. We are also thinking long-term by looking at the needs of our clients. Clients have 3 sets of needs actually. One, to reduce the cost in business operations and we are trying to address that. That has been our traditional business. Second, we are looking at the need for our clients to transform their business, to grow their business, to become more competitive, the transformation related services, these are the consulting system integration services. The third piece is when the clients look at new technologies emerging, new ways of engaging with their service providers, may be moving to a platform model, a cloud-based model and we are offering those as services also today. This actually also helps us to look at non-linear models of growth. So we are thinking long-term. We are adding a thought leadership piece to our value addition to our clients. There is a whole thought leadership around ‘Building Tomorrow's Enterprise.’ Here we look at what are the themes that are emerging, where are companies spending money today, where are they looking at new opportunities for transforming their business to create new revenue engines, sales engines, new markets and things like that? We are definitely thinking long-term. We are also thinking long-term from a leadership development and leadership bench perspective.

Joseph Foresi

One last question from me. I just wonder if you could update us on the pricing environment and the general deal size and remind us of what’s built into that revenue growth guidance and has anything changed on that side?

Kris Gopalakrishnan

Even though we have seen a slight uptick this quarter also in terms of revenue per employee, we have assumed flat pricing and we have assumed the same revenue productivity for the rest of the year. So we have not built in any revenue productivity increase for the rest of the year, it is the same as Q1.

Joseph Foresi

I just wanted to know, in general, is pricing trending upwards and what is deal size?

Kris Gopalakrishnan

Large deals are back on the table. Even this quarter we have had 3 large deals, one more than $100 mn. We see large deals coming back in the strategic global sourcing space as well as in the transformation space.

Joseph Foresi

Are you still getting price increases still in upward bias there?

Kris Gopalakrishnan

We have assumed flat revenue per employee. I think the pricing will be stable at this point.

Joseph Foresi

Okay, thank you.

Moderator

Thank you, Mr. Foresi. Our next question is from the line of Jason Kupferberg of Jefferies. Please go ahead.

Jason Kupferberg

Thanks. Hello, guys. I just wanted to build on the last question a little bit, just to make sure that everyone is clear as far as what you guys are actually seeing versus what you guys think you may actually start to see at some point in time. It sounds like what you are saying is that you are not really seeing or actually observing slower client decision-making at this point in time, you are simply incrementally cautious that that dynamic could start to occur on a more prevalent basis over the course of the next quarter and therefore you are taking a more measured view of your September quarter guidance. Is that a fair assessment or are you actually observing a slow down in client decision-making versus the time of your last earnings call?

Kris Gopalakrishnan

What we are seeing is a temporary slowdown in decision making. For example, what I mean by this is let us say a deal is supposed to be signed today. The client sees something in the market in the morning when they come in and they may delay that decision by 2 or 3 weeks till they fully understand the implications of that. The overhang of the global economy is in everybody's mind today. Are we going to see something dramatic happen suddenly? Even though we are not seeing a reduction in the IT budget and we believe that the money will be spent but it maybe delayed spending for the year. That is what we are cautious about.

Jason Kupferberg

Okay and are you are a little bit more cautious about that versus how you felt three months ago.

Kris Gopalakrishnan

It is almost the same. We said 3 months ago also that we have to be cautious and we are still saying that we want to be cautious and that is why we have not revised that guidance even though our first quarter performance has been better than what we guided.

Jason Kupferberg

The new client adds in the quarter, I know it is just one quarter of data so you cannot really extrapolate it necessarily but obviously a bit lower than some recent trends. Do you view that as more of a timing issue or have you seen any material change in your win rate in pursuing new customers?

S. D. Shibulal

There is no material change in win rates or client additions. Last year we had very strong client additions. We added close to 130 clients last year. This quarter we have added 26 new clients, net 8 new clients. There is no secular trend to be taken out of this one quarter number. Also when you add 135 clients and even if the net is 40 there is a lot of mining to be done on those 40 clients. We have to balance both but there is nothing secular which I can say about this quarter’s number.

Jason Kupferberg

And just last question from me. Your balance sheet obviously remains in a tremendous shape with terrific flexibility. Has the appetite opened at all in terms of strategic acquisitions Infosys might consider. In this organic growth environment is there any appetite to do acquisitions larger than what we have seen in the past and can you just make some general comments around what your M&A pipeline looks like right now and any changes there?

Kris Gopalakrishnan

So we look at M&A from a strategic perspective. We want to add capability in some of the new areas that we are looking at. For example, one of the last acquisitions we did was McCamish. It provided us a platform for policy management. We did an extremely small, minute acquisition in New Zealand. It opened up the New Zealand market for us. We look at acquisitions very strategically, typically smaller acquisitions. We have an active pursuit team in place. They look at 5-10 companies at any point of time. It does not mean that all or any of them will close actually. It is just that we have a pursuit team as and when we see opportunities, as and when we see a company that wants to be part of Infosys, we are looking at friendly acquisitions who want to be a part of Infosys, if it is a strategic fit. We feel that we can leverage that then you will see us make an acquisition.

Jason Kupferberg

Okay, thanks guys for the comments.

Moderator

Thank you Mr. Kupferberg. Our next question is from the line of Nabil Elsheshai of Pacific Crest Securities. Please go ahead.

Nabil Elsheshai

Hi, guys, thanks for taking my question. I guess for the follow-up on the macro question and specifically with Financial Services in the US. There are a lot of headlines about cut backs and work going and under spending their IT budgets. So could you give a little color on what you are seeing in that vertical particularly since _______(28:36) a little bit less than the company overall in this quarter?

Ashok Vemuri

Financial Services actually grew at about 3.3% this quarter but if you breakdown that into various components, our capital markets business which is a fairly large chunk of our overall Financial Services grew at about 5.5%. Our banking business on the services side grew at about 5.2% and insurance, which has been fairly muted in the past couple of quarters also showed a fairly robust growth. We obviously lost out in terms of some amount of discretionary spend delays as Kris was alluding to earlier on, not cancellations but some delays which did not allow us to capture that revenue in the first quarter. But having said that, I think what we are seeing in the Financial Services space is increased spending in the compliance and regulatory space, significant amount of interest and traction for our products platforms and services-based especially in the area of analytics, mobility, securities trading and processing, etc. At the same time, we are hearing increasing concerns or commentary from our clients about sovereign risk issues or the fact that because of increased requirements for capital that associated cost would trickle down. Nothing that we can put our finger on today but could trickle down to impact IT budgets. So overall, I would therefore say that the news on the Financial Services not withstanding a fairly positive performance in the first quarter is a mix bag. We have had no cancellations. We have had one large deal of the three that Shibu was mentioning in Financial Services. We have seen a fairly significant growth in the non-US and non-European markets. We see good traction in Australia and the Asian markets. We continue to see strong demand for our business operations services in the Financial Services space in the US.

Nabil Elsheshai

So given what you mentioned in terms of the regulatory constraints, what are you assuming for the second half from IT spending? Are you expecting them to pull back a little bit?

Ashok Vemuri

We do expect some pull back in some of the areas that we are engaged with but that would be compensated given the commentary and the traction that we have in areas like regulatory and compliance. These two specifically, we are seeing very good traction. Also in wealth management space, we are seeing very good traction due to some of the regulatory changes, process and systems changes in the cards business. At this point in time, I do not think we would call that we would see a deterioration in either spend but this is a space that we are going to watch very-very closely.

Nabil Elsheshai

Okay. Last question on the regulatory. Is that a result of Dodd-Frank or is it related to something else

Ashok Vemuri

Multiple things, Dodd- Frank which got delayed. There is a lot of preparatory work on Dodd-Frank. We are seeing work as a result of for example, Volcker rules or prop trading going away to wealth management investment. We are seeing rule from a compliance perspective, we are doing projects, for example on taxonomy. We are doing projects and programs on just compliance reporting and audit service. There is a whole slew of work that is actually coming in. Our expectation is that last year or about 18 months, we made significant revenue on the M&A part of the business and that is tapering off, we think that this is the one that would actually replace it. From our estimates and from our conversations with the clients, we actually expect to see at least two or three times increase in spend in this particular space as compared to what we saw in the M&A space.

Nabil Elsheshai

Okay, great. Just real quick on the service lines. This SI work is particularly strong, maybe a little less on the packaged implementation. In terms of kind of new application plus development and implementation, what are you seeing going forward there in terms of your customers’ appetite for investments and kind of discretionary application expansion?

S. D. Shibulal

Our application development is approximately 16% of our revenue and our consulting system integration side is about 31%. I think clients are more and more deciding towards package solutions rather than developing greenfield applications but there are occasions where they do decide on a greenfield application and that is what you see in the application development space. We are seeing traction in application development space but you can clearly see that our revenue from consulting and system integration, which includes the package implementation space has grown faster than the application development space over the last many quarters.

Nabil Elsheshai

Thank you, guys, for taking my questions.

Moderator

Thank you Mr. Elsheshai. Our next question is from the line of George Price of BB&T. Please go ahead.

George Price

Hi. Thanks very much. I just wanted to kind of clarify your response to a question before just to kind of understand where very general sense of mindset is at. Back to Jason’s question when you said that basically your view on those is the broader demand outlook, kind of what is happening on there, basically the same in terms of cautions that was three months ago but as I recall last quarter you said you were looking at fiscal 2012 being more of a normal year and clearly, that does not seem like what you are seeing right now. That seems to imply that there is some more fundamental change in the market during the quarter. I guess I would like to hear a little bit more about you may be looking at things that are sort of very temporary delayed basis, that could we be seeing something more fundamental happening here in the demand environment in terms of what is going on. I would like to get your views on that?

Kris Gopalakrishnan

From an IT budget perspective, we are seeing no change. Our IT budgets were up by about 3-4% and that is why we said that this is a normal year and IT budgets continue to be the same. There is no reduction in IT budgets that we can see. But given the overall economic environment and at least some analysts are even talking about double dip in certain economies. We believe that if something were to happen there maybe a pull back. We are not seeing any at this point, but there maybe a pull back and that is the reason why we want to be cautious. Now the way it is being reflected is sometimes a temporary delay in decision making. That is what we are seeing on the ground right now - no cuts in budget, no cancellation of projects, but we want to be cautious.

George Price

Okay. I guess, can you just be maybe specific if possible in terms of two things. One, with the delays that you are seeing, when did these start to become apparent? I mean what was the major driver that started off these delays and then related to that what portion of things that you have seen delayed have since been restarted. I mean I guess, another way to say this what kind of visibility do you have with these things you are going to get started up again shortly?

Kris Gopalakrishnan

So these delays are temporary in nature. For example a deal which is supposed to close last quarter may close only this quarter. It is a temporary delay, it is just not anything more specific than that. It is not attributable to any one thing. Something happens in the environment which raises a concern and a decision is taken to be cautious. That is it. There is nothing specific I can point to. These are temporary delays we see occasionally in decision making.

George Price

Okay, but just to be clear, are these delays still occurring or have these things started up again? So are you just basically are seeing a push out of be it a month or whatever, which you have actually used in many of these initiatives that again started. So you are just going to see that move through revenue and are you cautious to make sure that you do not see that again or are you still waiting for the majority of these initiatives that have been delayed to actually start up. You are hoping that they start shortly, that is what the clients telling you but you do not have concrete visibility on that at this point?

Kris Gopalakrishnan

Nothing is permanent. It just is a delay for a week, two weeks sometimes. These are not permanent. We are not waiting for something to close with an uncertainty. The client says, yes, everything is fine, but I will sign next week. That is the kind of thing, nothing more alarming than that at this point.

George Price

Okay. Again, when did these really start to become apparent?

Kris Gopalakrishnan

During the course of Q1, that is the last three months. Especially when the Greece situation happened that is when we saw concerns. Even in the financial Services, Ashok mentioned this. When that happens suddenly, there maybe a week or two of delay before they assess the situation or see whether it is going to deteriorate further or for example, when France decided to renegotiate the loans outstanding, there was a temporary feeling of normalcy coming back, right? So those are the things I am talking about.

George Price

Okay, thank you.

Moderator

Thank you Mr. Price. Our next question is from the line of Moshe Katri of Cowen & Company. Please go ahead.

Moshe Katri

Thanks. Top one customer was sequentially flat. Excluding the impact from that top one customer sequentially, revenues were up 5% for the quarter. Couple of things. One can you give us some details on what happened there that is number one. Number two should we assume that the weakness from the top one client also had impacted the sequential growth coming out of Europe. Then final question that is related to the final key questions that came on board is whether you have seen some of the delays towards the end of the quarter specifically during the month of June? Thanks.

Kris Gopalakrishnan

See there is nothing particular in the top one client. Quarter-upon-quarter, some clients grow, some clients do not grow. There is nothing in particular I can talk about in the top one client. This is a quarter where there is not much change in the top one client. That is all Moshe.

Moshe Katri

Okay. Would that impact your European sequential growth. Was that one of the issues why sequentially Europe was up but at a slower pace in the overall company rate?

Kris Gopalakrishnan

No, Europe in general is flat for us because I see the impact of whatever is happening in the global economy being felt in Europe more than anywhere else. Our strategy in Europe has been to broaden our client base. We are proactively investing in France, Germany, we are adding sales capacity on the ground, adding more clients. Europe is slower to recover and we are more concerned about whatever is happening in the European region than other regions.

Moshe Katri

Going back to your revenue concentration question, you had that uneven performance coming in from your top 5 and top 10 customers and top one customer during the past quarters and it seems that that has been impacting your sequential growth as a whole. I think it will be beneficial if you kind of give us an update on what is going on with your top 10 clients. Again top one customer which is 5% of revenues, is sequentially flat and this had a pretty significant impact on sequential growth for the entire company.

Kris Gopalakrishnan

In this quarter, the top 5 clients grew 8.2%, much faster than the company average. We have seen the top 5 clients grow faster this quarter, top 5 clients are across industries. It is just not all one industry and I can’t be more specific than reading out client names Moshe, which I do not want to do.

Moshe Katri

Understood and telecom down 7%. Is that attributed to 1 or 2 customers or is this kind of across the board weakness?

Kris Gopalakrishnan

Telecom is customer related, plus in telecom we have been primarily in wireline side of the business rather than wireless. We are now proactively moving into wireless and cable because that is where the investment is going and so proactively we are actually focusing more on the wireless and cable. We have added clients, we have added business in that space and hopefully we will see now growth come back in the telecom space also because of the shift and focus to wireless and cable.

Moshe Katri

Alright and should we assume that the deferrals you spoke about started taking place during the month of June which is when some of the negative economic data started coming out and is spooking the markets?

Kris Gopalakrishnan

Yes, that is also part of what is happening, yes.

Moshe Katri

Thanks.

Moderator

Thank you Mr. Katri. Our next question is from the line of Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

There is definitely some evidence that there are increased obstacles to getting US visas approved and I know NASSCOM is also trying to address this issue with the US. Can you give us any update on how many additional US visas you have been able to secure in the last month or during the June quarter or any sort of general update on how that US visa approval process is going for the company?

Kris Gopalakrishnan

Now I cannot, unfortunately, give you those details. All I can say is that this quarter we grew. We are able to grow the business in this environment.

Rod Bourgeois

Okay great. Can you give us any outlook in the US visa approval process to the extent that you agree that the approval process has become tougher, rejection rates are higher and information requests had been up and so on. Did you expect that to be resolved over the next several months or could this be an ongoing issue from what you can tell so far?

V. Balakrishnan

NASSCOM which is an industry body has talked about higher degree of rejection for the industry. They also talked about delays in getting visas for some of the companies. I think large companies like us who have credibility, are able to get our visas. We have enough visas in the system. We also plan in advance and make sure we get visas on time so that it does not hurt our business. We have not seen any material disruptions on the visa front which will affect our business now.

Rod Bourgeois

Okay great. So in your inventory of these, do you have enough of the right visas for the right types of skill sets, for that cannot be a disruption any time soon is that the way to look at it?

V. Balakrishnan

Yes, we plan in advance. We make sure we have the visas for the right skill of people, so that it does not impact our business.

Rod Bourgeois

Okay great. I know you talked about on the last couple of conference calls there is a desire to lower utilization to prepare for the upcoming growth that you expected to improve. We had a lot of discussions in this conference call where people were asking about sort of demand weakening but it seems like the strategy is to lower utilization to get ready for better growth. Is that strategy still fully intact to drop utilizations to get ready for better growth, is that apparently being signaled in your pipeline?

V. Balakrishnan

The way to look at it is the clients’ budgets are still firm. I do not think anybody cut down the budgets. The budgets look good. Our strategy is to make sure we have enough capacity in the system. We are still going ahead with the earlier hiring plan of 45,000 gross additions for the year. That could naturally impact the utilization if the growth is only what we are projecting, that is 18 to 20%. We are keeping the model ready. The budget looks good. If the environment is stable, clients could possibly spend the budget and that could give us an incremental growth. So we are hiring those people, creating that capacity and keeping the model ready for growth.

Rod Bourgeois

Great, so what you are saying is you have not changed or planned a lower utilization over the last 3 months?

V. Balakrishnan

The utilization could naturally be lower if the growth does not come but if the growth comes, utilization will look up.

Rod Bourgeois

Thank you.

Moderator

Thank you Mr. Bourgeois. Our next question is from the line of David Koning of Baird. Please go ahead.

David Koning

Hi guys, I was just wondering if you could just talk a little bit about the margins again and I know you improved your margin forecast to down 250 basis points this year. I am just wondering if you consider this year kind of a one-time step down in margins and given a few different items that you mentioned before or if you feel like the wage pressures etc., might contribute to a longer term pattern of margin decline, if you are not able to leverage some utilization, if currency continues to be a headwind. May be if you can just talk through whether it does feel like one time or may be more than ongoing?

V. Balakrishnan

The way to look at it is two things. One is the currency which is external to us. If the currency moves quite fast in a very short timeframe, you cannot do much, it could hurt our margins. But if gradually appreciates over a period of time, probably you can pull in some of the levers to offset the impact. The other two, the utilization and also the wages is more internal to us. Growth is the biggest lever we have and if the growth comes better than what we expect, probably some of this impact we could absorb. So the way to look at it is we are in an industry where there are a lot of opportunities for growth. Of course we will be subject to economic cycle. Sometimes it could hurt our growth but if you are taking a long-term view and if the growth opportunities are possible, some of the internal things like the wages and also the utilization can be taken care of. The external thing as I said is the currency. As long as the movement is over a period of time, we will be able to absorb. But if it is quite sharp in a short period of time, it could impact us.

David Koning

Within the other income line, it was higher than the trends in the last several quarters. It was $ 99 mn and I think in the prepared remarks, you said $ 10 mn was from FX gains. So is this the best way to think about that next quarter just to take 10 mn out of the Q1 number?

V. Balakrishnan

The yield has gone up this quarter, it was around 9.5% but I think in the next few quarters, probably the interest rate in India could moderate. For the guidance purpose, we had assumed that the yields could ease a little bit, may be somewhere around 8.5% for the rest of the year. So the other income will proportionately come down. In the first quarter we had a $ 10 mn positive impact because of the movement in currency, the non-operating income, that will not be there for rest of the three quarters.

David Koning

Great and just finally the tax rate, you said I think you said in the first call this morning that it is going to be about 28% this year. Is that sustainably at 28% or was there something one-time in nature that that pushing it higher this year that might subside in the next couple of years?

V. Balakrishnan

No, there is no one-time in that. In fact even last year, we had a small proportion of revenues coming out of our software technology park unit. There is only one unit that also has gone out of tax holiday this year. We always said it could be somewhere between 27 to 28% and it could be closer to 28% as we have seen in the first quarter.

David Koning

Great, thank you.

Moderator

Thank you Mr. Koning. Our next question is from the line of Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Good evening. I want to ask a little bit about the labor market particularly in India looks like your attrition is starting to come under control. Is that efforts on your part or is that also a sort of market kind of settling out at this point and do you sense that there might be need for sort of interim compensation adjustments as we might have seen in the last 18 months are we beyond that now?

Kris Gopalakrishnan

No, I do not expect any interim comp increases necessary. I think there is enough supply, attrition has come down. The blips we saw was when growth accelerated, everybody was scrambling for resources. We had done long-term planning and so we were probably more of a target. We were not scrambling because we had actually continuously recruited during the downturn but things are stabilizing and our own attrition is also coming down. Our comp increase is behind us. So this is the quarter when it impacted us and is already behind us.

Edward Caso

Can you talk a little bit about your win rates and the trends, you talked about slippage within the quarter but now sort of over a year to two timeframe. Could you talk about your win rates and may be about your pipeline?

Kris Gopalakrishnan

Let me pass it on to my colleagues. Pravin for Retail which is one of the fastest growing segments, win rates there. We are very strong there. I will also ask Prasad who heads our Energy, Utilities, Communications services group to talk about win rates in the ECS segment.

Pravin Rao

In the retail space, we are seeing lot of traction in the transformation, consulting and system integration space. There our win rate is anywhere upward 60-70%. We had this win rate over the last couple of quarters and the kind of growth we are seeing this quarter is primarily because of many deals that we have won in the last couple of quarters. We continue to see a healthy pipeline in this space and we are also having 2 or 3 large deals in the pipeline which we expect to close sometime towards the end of quarter 2. The overall pipeline is fairly good mostly around transformation, mostly around platforms, consulting and system integration and about 60 to 70% conversion.

Prasad Thrikutam

I am going to comment on how energy, utilities and services performed last quarter. We grew 7.6% quarter-on-quarter and this is on the basis of a strong pipeline. We had good conversions in Q1. We are continuing the momentum. The pipeline continues to look healthy. There are transformational deals involving package implementations, involving very deep domain consulting capabilities, for example, hydrocarbon accounting capabilities of our oil companies or smart grid for our utility companies etc. The pipeline is strong. The outlook is pretty good in this sector.

Edward Caso

My last question is, is there other management changes at this point pretty well big and what is your view on replacing the COO level?

S. D. Shibulal

The management changes are fully done, realignment completed. The business operations base is completely done, 55000 people got realigned without missing a beat. The consulting and system integration space realignment is going on. It is also almost done. It will be finished by the end of this month and there will be some residual work which we need to do next month. Before the end of next month, definitely we would have completed the full realignment. The 4 industry vertical heads are in place. 2 offering heads are in place and we have a new person looking after sales at the corporate level. We have one slot to be filled which is the corporate head for products and platforms. We have the process in progress. As far as the COO position is concerned, I think given the changes we have made, we will wait for a while before we look at that. We will look at assigning somebody as a COO.

Edward Caso

Thank you very much.

Moderator

Thank you Mr. Caso. Ladies and gentlemen, due to time constraints that was the last question. I now hand the conference over to Mr. Sandeep Mahindroo to add closing comments. Please go ahead.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again during the course of the quarter. Have a good day.

Moderator

Ladies and gentlemen on behalf of Infosys that concludes this conference call. Thank you for joining us and you may now disconnect your lines. Thank you.